

Orion Electronics Company, Inc

October 21, 2020

Subject: Certification of Financial Statements by Principal Executive Officer

I, Paul Perkins, certify that:

(1) the financial statements of the Orion Electronics Company, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of the Do Your UX LLC included in this Form reflects accurately the information reported on the tax return for Do Your UX LLC filed for the fiscal year ended 09-30-2019 and 09-30–2020.

_____ 10/21/2020

Paul Perkins - CEO

Orion Electronics Company, Inc

57 E McMicken Ave Apt R
Cincinnati, OH 45202

Profit & Loss

2018-2019	FY End 09/30/2019	Total YTD
Income		
Revenue		-
		-
		-
		-
	Total sales	-
	Cost of sales	
	Cost of Goods Sold	-
	Custom COGS 1	-
	Custom COGS 2	-
	Total cost of sales	-
Gross Margin		-
Expenses		
	Advertising	*1,426*
	Office Supplies	*565*
	Car/Truck	*15*
	Admin	*4,423*
	Rent-Car/Equipment	*311*
	Repairs	-
	Legal Expenses	-
	Contractors	*167*
	Travel	*2,547*
	Meals & Entertainment	*1,269*
	Utilities	-
	Rent	-
	Loan Expenses	-
	Taxes and Licenses	-
	Other Expenses	*373*
	Service Charges/Member	*2,946*
	Software/Website Develo|	*661*
	ATM Withdrawals	*700*
	Total expenses	*15,402*
	Total Profit (Loss)	*(15,402)*

Profit & Loss

2019-20	FY End Sep 30, 2020	Total YTD

Income

Revenue		
		-
		-
		-
Total sales		-
Cost of sales		
Cost of Goods Sold		-
Custom COGS 1		-
Custom COGS 2		-
Total cost of sales		-
Gross Margin		-
Expenses		
Advertising		*1*
Office Supplies		*125*
Car/Truck		*40*
Admin		*528*
Rent-Car/Equipment		*1,350*
Repairs		*65*
Legal Expenses		*500*
Contractors		*650*
Travel		*2,056*
Meals & Entertainment		*2,585*
Utilities		-
Rent		-
Loan Expenses		*48*
Taxes and Licenses		*1,770*
Other Expenses		*1,345*
Service Charges/Member		*1,483*
Software/Website Develo|		*564*
ATM Withdrawals		*1,151*
Total expenses		*14,261*
Total Profit (Loss)		*(14,261)*

Balance Sheet

As of 10/15/2020

This sheet lists assets and liabilities. Enter values in the shaded cells below.

Assets

Cash and Cash Equivalents		
	Checking Accounts	1,911
	Saving Accounts	
	Total Cash	1,911
Current Assets		
	Accounts Receivable (net)	
	Inventory/Merchandise	300
	Prepayments	
	Total Current Assets	300
Property, Plant and Equipment		
	Vehicles (net)	500
	Furniture & Fixtures (net)	
	Equipment (net)	1,000
	Buildings (net)	
	Land	
	Total Property, Plant and Equipment	1,500
Other Assets		
	IP/Trademarks	10,000
	Other Assets	
	Total Other Assets	10,000
Total assets		13,711

Liabilities and Owner's Equity

Current Liabilities		
	Accounts payable	
	Notes payable	
	Other Current Liabilities	
	Total Current Liabilities	0
Non-Current Liabilities		
	Long-term Notes Payable	28,200
	Loans	
	Other Non-Current Liabilities	
	Total Non-Current Liabilities	28,200
Total liabilities		28,200
Owners' equity		
	Capital Stock	
	Retained Earnings	
	Other	(14,489)
Total owners' equity		(14,489)
Total liabilities and equity		13,711
Balance check (should be Zero)		0

Notes: The Long-Term Note is a convertible debt note from investors and it will convert into stock after we raise over $1milliion or more for equity.